UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Paragon Real Estate Equity and Investment Trust

(Name of Issuer)

Common Shares

(Title of Class of Securities)

69912Y 30 5

(CUSIP Number)

John J. Dee

Paragon Real Estate Equity and Investment Trust, 10011 Valley Forge Drive, Houston, TX 77042; 713-435-2225

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69912Y 30 5	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul T. Lambert
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

706,849
	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER

706,849
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,849
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.1%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 69912Y 30 5	13D/A	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D Statement relates to common shares, par value $0.01 per share (the “Common Shares”) of Paragon Real Estate Equity and Investment Trust, a Maryland trust (“Paragon”), which has its principal executive offices at 10011 Valley Forge Drive, Houston, TX 77042.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Paul T. Lambert. Mr. Lambert is a trustee of Paragon.

(b)	The business address of Mr. Lambert for Paragon is 10011 Valley Forge Drive, Houston, TX 77042.

(c)	Mr. Lambert’s principal occupation is Chief Executive Officer of Lambert Capital Corporation which is involved in a variety of commercial real estate and financing of development projects. The business address of Lambert Capital Corporation is 3750 Wailea Alanui, Suite 5EW, Wailea, HI 96753

(d)	Negative with respect to Mr. Lambert.

(e)	Negative with respect to Mr. Lambert.

(f)	Mr. Lambert is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Lambert loaned $51,112 with his personal funds pursuant to a Convertible Note Purchase Agreement with Paragon, also as further described in Item 5(c).

Item 4. Purpose of Transaction.

Mr. Lambert loaned $51,112 in the form of a Convertible Note, which has an option to convert the note into 38,401 Common Shares for investment.

Pursuant to the instructions for items (a) through (j) of item 4 of Schedule 13D, Mr. Lambert does not currently have plans or proposals that relate to or would result in any of the following:

(i)	the acquisition by any person of additional securities of Paragon, or the disposition of securities of the issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Paragon;

(iii)	the sale or transfer of a material amount of assets of Paragon;

(iv)	a change in the present board of trustees or management of Paragon, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(v)	a material change in the present capitalization or dividend policy of Paragon;

(vi)	a material change in the business or corporate structure of Paragon;

(vii)	a change to the articles of incorporation, as amended, or bylaws of Paragon, or an impediment to the acquisition of control of Paragon by any person;

(viii)	the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of Paragon’s common shares;

(ix)	a class of equity securities of Paragon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	any action similar to any of those enumerated above.

Mr. Lambert reserves the right to modify his plans and proposals described in the item 4. Further, subject to applicable laws and regulations, Mr. Lambert may formulate plans and proposals that may result in the occurrence of any event set forth above or in Item 4 of Schedule 13D.

CUSIP No. 69912Y 30 5	13D/A	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	Based solely on information provided by Paragon, there are currently 405,096 Common Shares of the company outstanding, excluding 38,130 Common Shares held in treasury.

Mr. Lambert beneficially owns 706,849 Common Shares, including (i) 42,781 Common Shares; (ii) 667 options to purchase Common Shares, which are currently exercisable; (iii) 625,000 Common Shares issuable upon the conversion of 62,500 Class C Preferred Shares, of which 12,500 Class C Preferred Shares are restricted pursuant to a Restricted Share Agreement, dated September 29, 2006 and as amended (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00); and 38,401 Common Shares issuable upon the conversion of the Convertible Note presently at a face amount of $51.112 before any interest to be accrued, or approximately 66.1% of the outstanding Common Shares.

(b)	Mr. Lambert has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Common Shares and Class C Preferred Shares owned by him.

(c)

On November 20, 2015, Mr. Lambert agreed to loan $51,112 to Paragon, which is currently convertible into 38,401 Common Shares, pursuant to a Convertible Note Purchase Agreement with Paragon. The convertible note is convertible into Common Shares at any time by dividing the amount of the note and any accrued but unpaid interest on the note by the conversion price of $1.331.

Mr. Lambert has not effected any other transactions in Paragon’s shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 69912Y 30 5	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2015

/s/ John J. Dee, Attorney-in-Fact for Paul T. Lambert
John J. Dee